As filed with the Securities and Exchange Commission on April 20, 2005

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

     Annual Report Prepared Pursuant to an Indenture
for the Year Ended December 31, 2004 and Exhibits thereto

DYNEA INTERNATIONAL OY

18-20 A Siltasaarenkatu, Helsinki, Finland

and

DYNEA CHEMICALS OY

18-20 A Siltasaarenkatu, Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNEA INTERNATIONAL OY Company
/s/ Filip Frankenhaeuser
Name:	Filip Frankenhaeuser
Title:	Executive Vice President and Chief Financial Officer

DYNEA CHEMICALS OY Company
/s/ Filip Frankenhaeuser
Name:	Filip Frankenhaeuser
Title:	Executive Vice President and Chief Financial Officer

Date: April 20, 2005

Exhibits

1.1	Annual Report for Dynea International Oy for the Year Ended December 31, 2004.
8.1	Principal subsidiary undertakings as at December 31, 2004.
12.1	CEO Certificate.
12.2	CFO Certificate.